FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL RULES OF THE BOARD OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Chapter I

General Objectives

Article 1: The purpose of this Internal Regulation (“Regiment”) is to establish the general rules relating to the functioning, structure, organization, duties and responsibilities of the Executive Board of Companhia Brasileira de Distribuição (“Company”), for the purpose of performing its duties as established in Law 6,404 / 76, in the regulations issued by the Brazilian Securities and Exchange Commission (“CVM”), in the listing regulations of B3 SA - Bolsa, Brasil, Balcão (“B3”) and in the Bylaws.

Paragraph 1: These Regulations apply to the Company and its wholly-owned subsidiaries.

Chapter II Composition and Operation

Article 2: The Executive Board will be composed of a minimum of 2 (two) and a maximum of 14 (fourteen) members, shareholders or not, resident in the country, elected and dismissed by the Board of Directors, with 1 (one) necessarily appointed for the position of Chief Executive Officer and 1 (one) necessarily appointed for the position of Investor Relations Officer and the other Vice-Presidents and Officers.

Paragraph 1: The term of office of the members of the Executive Board is 2 (two) years, with reelection permitted.

Paragraph 2: The Officers will be invested in their positions by signing the term of investiture, which must include their submission to the arbitration clause provided for in the Bylaws.

Paragraph 3: The term of office of the members of the Executive Board of the Company will extend until the investiture of the respective successors.

Article 3: In cases of vacancy, absence, leave, impediment or temporary or permanent leave, the Directors will be replaced as follows:

I) in case of absence or temporary impediment of the Chief Executive Officer, he will designate a person to replace him and, in case of vacancy, the Board of Directors must elect a replacement within 30 (thirty) days, which will complete the mandate of the replaced CEO;

II) in case of absence or temporary impediment of the other Officers, they will be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors must elect a replacement within 30 (thirty) days, which will complete the term of the Officer substituted.

Article 4: The Officers are responsible for exercising the general functions described in the Bylaws and those attributed to them by the Board of Directors, maintaining mutual collaboration and helping each other in the exercise of their positions and functions. The specific attributions and names of each of the Officers will be defined by the Board of Directors.

Paragraph 1: The Chief Executive Officer will be responsible for:

I) call, install and preside over the Executive Board meetings;

II) organize and coordinate, with the collaboration of the Secretary of the Executive Board, if applicable, the agenda of the meetings, after hearing the other directors;

III) ensure that the directors receive complete and timely information on the items on the agenda of the meetings;

IV) represent the Executive Board in its relationship with the Board of Directors and the Special Committees, signing, when necessary, the correspondence, invitations and reports addressed to them, without prejudice to the direct relationship of the officers with the referred bodies;

V) ensure the effectiveness and good performance of the Executive Board;

VI) to propose to the Executive Board the appointment of an executive secretary, pursuant to article 5 below; and

VII) comply with and enforce this Regulation.

Article 5: The Executive Board may elect an Executive Secretary. Among other matters that may be defined by the Executive Board when the Executive Secretary is elected, the Executive Secretary will be responsible, under the supervision of the Chief Executive Officer:

I) to organize the requests of the directors regarding the agenda of the matters to be dealt with in the meetings of the Executive Board and submit them to the Chief Executive Officer, or, in the case of absence or impediment of the Chief Executive Officer, to the person responsible for calling the meeting of the Executive Board, observing the terms of these Rules, for later distribution;

II) upon request of the Chief Executive Officer or the majority of the Executive Officers in office, arrange for the announcement of the summons to be sent to the Executive Board meetings, informing the officers - and any participants - of the place, date, time and agenda, and to do so, observe the requirements established in Article 7 of these Rules;

III) to coordinate, with the responsible bodies or persons of the Company, so that requests for materials, information and other inquiries made by the executive officers regarding the matters and matters within the Executive Board's competence are met;

IV) to act as secretary to the meetings, prepare and draw up the respective minutes and other documents in the proper book and collect the signatures of all the directors who participated in it, in addition to consigning the attendance of any invited guests;

V) to coordinate the filing of the minutes and resolutions taken by the Board of Directors in Organs competent bodies and their publication in the official press body and in a widely circulated newspaper, if applicable; and

VI) issue certificates, statements and attest, before any third parties, for the proper purposes, the authenticity of the decisions taken by the Executive Board.

Chapter III

Board Meetings

Article 6: The Board of Directors will meet, ordinarily, at least once a month and, extraordinarily, at any time, whenever necessary.

Sole Paragraph: The meetings will be called by the Chief Executive Officer, or even by half of the acting Officers.

Article 7: The meetings will be called as follows:

I) at least 7 (seven) days prior to the date of each meeting for the first call, and at least [2 (two)] days in advance, on the second call;

II) by electronic means, fax or letter;

III) with an indication of the agenda, date, time and place;

IV) with the agenda of the meeting and with copies of any proposal and all relevant documents for the deliberation of the matters included in the agenda.

Article 8: The minimum quorum for the installation of Executive Board meetings is at least 1/3 (one third) of its acting members.

Sole Paragraph: The presence of all the Officers, or the prior agreement of the absent Officers, will allow the meetings of the Officers to be held regardless of convocation or other formalities provided for in Article 7 of these Rules.

Article 9: The meetings of the Executive Board will be chaired by its President and in his absence, by any of the Directors present, chosen by the majority of those present at the meeting.

Paragraph 1: The Executive Board's resolutions will be taken by a majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Executive Board, such matter shall be submitted to the approval of the Board of Directors.

Paragraph 2: The Directors may participate in the Executive Board's meetings by means of a conference call, videoconference or by any other means of electronic communication, which allows the identification of the Director and simultaneous communication with all other persons present at the meeting. In this case, the Directors will be considered present at the meeting and must sign the corresponding minutes later.

Article 10: The Executive Board may invite members of the Committees, internal and external employees of the Company to participate in its meetings, as well as any other persons who have relevant information or whose subjects, contained in the agenda, are relevant to their area of activity.

Article 11: All decisions of the Executive Board will be included in the minutes drawn up in the respective minutes book of the Executive Board, which must be signed by all members present at the respective meeting.

Article 12: A member of the Board of Directors who does not consider himself sufficiently informed about a matter may request a view of the relevant documents or postponement of the discussion, regardless of whether the voting on that matter has started or not, and the hypothesis of postponement shall be deliberated by the majority of the members present.

Sole Paragraph: The term of view will be granted until, at most, the following meeting.

Chapter IV

Competencies, Duties and Responsibilities

Article 13: The Board of Directors is responsible for:

I) direct the corporate affairs and enforce the Bylaws;

II) comply with the corporate purpose;

III) approve the plans, programs and general rules of operation, management and control in the interest of the development of the Company, observing the guidelines established by the Board of Directors;

IV) prepare and submit to the Annual General Meeting a report on social business activities, instructing them with the Balance Sheet and Financial Statements legally required in each year, as well as the respective opinions of the Fiscal Council, when applicable;

V) direct all the activities of the Company, printing the guidelines outlined by the Board of Directors and appropriate to the achievement of its objectives;

VI) to propose investment plans and programs to the Board of Directors;

VII) to authorize the opening and closing of branches, agencies, branches, deposits and / or instituting delegations, offices and representations anywhere in the national territory or abroad;

VIII) to express an opinion on matters on which the Board of Directors may request specific assessment;

IX) develop together with the Board of Directors and execute the Profit Sharing Plan; and

X) represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts that compel the Company, in the manner established in article 28 of the Bylaws.

Article 14: The Chief Executive Officer, in particular, is responsible for:

I) plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions;

II) exercise general supervision of all the Company's businesses, coordinating and guiding the activities of the other Officers;

III) call and install the Executive Board meetings;

IV) to coordinate and conduct the approval process of the annual / multi-annual budget and the investment and expansion plan with the Board of Directors; and

V) suggest designations and respective candidates for the positions of the Company's Executive Board and submit such suggestion for approval by the Board of Directors.

Article 15: It is also incumbent upon each of the Directors:

I) attend the meetings of the Executive Board prepared, with the examination of the documents made available and participate actively and diligently in them;

II) take part in the discussions and votes, asking for a view of the relevant documents, if deemed necessary, during the discussion and before the vote;

III) present an explanation of vote, written or oral, or if you prefer, register your disagreement or reservation, when applicable;

IV) forward to the Chief Executive Officer and the Executive Secretary suggestions for matters to be included in the agenda;

V) communicate any relevant act or fact of which it is aware to the Investor Relations Officer, so that it promotes its disclosure to the market;

VI) maintain the confidentiality of the information to which you have privileged access, due to the position you hold, until its disclosure to the market, as well as ensure that subordinates and third parties related to it also do so; and

VII) exercise the legal and regulatory attributions inherent to the function of Director.

Article 16: Subject to the Company's Disclosure and Use of Relevant Information and Secrecy Preservation Policy and the Company's Securities Trading Policy, the Officers shall inform the Company's Investor Relations Officer of their ownership and negotiations with securities issued by the Company, its parent companies or subsidiaries, or with securities in those referenced, on the first business day after the investiture in the position and within 5 (five) days after the completion of each business and observe all rules of the CVM accordingly.

Sole Paragraph: The Directors will also indicate the securities that are the property of a spouse from whom they are not legally separated, a partner, of any dependent included in their annual income tax return and of companies controlled by them directly or indirectly.

Article 17: The Executive Officers and, when applicable, the Executive Secretary shall observe the provisions of the Policy for the Disclosure and Use of Relevant Information and the Preservation of Secrecy of the Company and the Policy for Trading in Securities Issued by the Company. Pursuant to CVM Instruction No. 358/02 and the Company's Securities Trading Policy, the Executive Officers are prohibited and, when applicable, the Executive Secretary to participate, directly or indirectly, in trading securities issued by the Company. Company or referenced to them:

I) before the disclosure to the market of a material act or fact that occurred in the Company's business;

II) in the period of 15 (fifteen) days prior to the disclosure of the Company's quarterly and annual information, as well as on the day of disclosure;

III) whenever there is an intention to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization of the Company; and

IV) whenever the acquisition or disposal of shares issued by the Company by the Company, its subsidiaries, affiliates or other company under common control is in progress, or if an option or mandate has been granted for the same purpose.

Article 18: The Directors and, where applicable, the Executive Secretary are prohibited:

I) use confidential information of the Company for its own benefit or that of third parties;

II) perform an act of liberality at the expense of the Company, observing the provisions of the fourth paragraph of Article 154 of Law No. 6,404 / 76;

III) without the prior authorization of the General Meeting or of the Board of Directors, take out loans or resources from the Company and use, for their own benefit, assets belonging to it;

IV) use, for their own benefit or for the benefit of others, with or without prejudice to the Company and its subsidiaries or affiliates, the commercial opportunities of which it is aware due to the exercise of its position;

V) receive any undue or disproportionate advantage, due to the exercise of the position;

VI) to acquire, to resell at a profit, a good or right that the Company needs, or that it intends to acquire; and

VII) fail to exercise their functions and protect the rights of the Company, its subsidiaries and affiliates.

Chapter V

Company Representation

Article 19: The Officers will represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts that compel the Company.

Paragraph 1: In the acts of constitution of attorneys-in-fact, the Company must be represented by 2 (two) Directors, together. The powers of attorney in the name of the Company must have an expiration date, except for those for judicial purposes, in addition to the description of the powers granted, which may cover any and all acts, including those of a banking nature.

Paragraph 2: For acts that imply acquisition, encumbrance or sale of assets, including real estate, as well as acts of constitution of attorneys for such practices, the Company must be represented, mandatorily, by 2 (two) Directors, 2 ( two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, with 1 (one) of them being the Chief Executive Officer or attorney-in-fact consisting of 2 (two) Directors, one of whom must be the Chief Executive Officer

Paragraph 3: The Company will consider itself obliged when represented:

I) jointly by 2 (two) Directors;

II) jointly by an Officer and a proxy, constituted under the terms of these Bylaws;

III) jointly by two attorneys-in-fact, constituted under the terms of these Bylaws; or

IV) singularly, by a proxy or a Director, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

Chapter VI Conflicts of Interest

Article 20: In the event of a conflict of interest or particular interest of one of the Officers in relation to a certain matter to be decided, it is the duty of the Officers to communicate this fact to the other Officers in a timely manner.

Paragraph 1: If any Director, who may have a potential particular benefit or conflict of interest with a decision to be made, does not express his benefit or conflict of interest, any other Director who is aware of the situation may do so. The non-voluntary manifestation of that member will be considered a violation of these Regulations, in case the aforementioned particular benefit or conflict of interest is confirmed.

Paragraph 2: As soon as the conflict of interest or particular benefit is identified, the person involved will withdraw from discussions and deliberations, and should temporarily withdraw from the meeting until the matter is closed.

Paragraph 3: The manifestation of a situation of conflict of interests or particular benefit as described in Article 19, caput or Paragraph 1, as the case may be, and the subsequent incidence of the provisions of Paragraph 2 above shall be included in the minutes of the meeting.

Chapter VI General Provisions

Article 21: Omitted cases will be resolved in Executive Board meetings, in accordance with the law and the Bylaws, and the Board of Directors, as a collegiate body, will resolve any existing doubts.

Article 22: These Rules of Procedure may be modified at any time, by resolution of the majority of the members of the Board of Directors.

Article 23: The provisions of the Company's Code of Ethics apply to the Company's Officers.

Article 24: These Internal Regulations were approved by the Board of Directors on September 11, 2020.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 15, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.